UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Yingli Green Energy Holding Company Limited
(Name of Issuer)
Ordinary Shares*
American Depositary Shares
(Title of Class of Securities)
98584B 103**
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing 1 ordinary share.

** This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98584B 103	Page	2	of	11

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gold Sight International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%[1]

12	TYPE OF REPORTING PERSON

	CO

1 Percentage ownership reported based on 150,094,086 ordinary shares represented by the Issuer as outstanding as of December 31, 2009, and does not include up to 1,039,424 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan.

CUSIP No.	98584B 103	Page	3	of	11

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trustbridge Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		10,375,213[2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,375,213[2]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,375,213[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%[3]

12	TYPE OF REPORTING PERSON

PN

2 Includes (i) 1,035,000 American Depositary Shares, each representing 1 ordinary share, and (ii) 9,340,213 ordinary shares issuable upon the conversion of up to $40,728,000 in convertible notes held directly by Trustbridge Partners II, L.P. (“TB II”). TB II is a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.
3 Percentage ownership reported based on 150,094,086 ordinary shares represented by the Issuer as outstanding as of December 31, 2009, and does not include up to 1,039,424 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 6.9%.

CUSIP No.	98584B 103	Page	4	of	11

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		10,375,213[4]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,375,213[4]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,375,213[4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%[5]

12	TYPE OF REPORTING PERSON

PN

4 Includes (i) 1,035,000 American Depositary Shares, each representing 1 ordinary share, and (ii) 9,340,213 ordinary shares issuable upon the conversion of up to $40,728,000 in convertible notes held directly by Trustbridge Partners II, L.P. (“TB II”). TB II is a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.
5 Percentage ownership reported based on 150,094,086 ordinary shares represented by the Issuer as outstanding as of December 31, 2009, and does not include up to 1,039,424 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 6.9%.

CUSIP No.	98584B 103	Page	5	of	11

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		10,375,213[6]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,375,213[6]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,375,213[6]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%[7]

12	TYPE OF REPORTING PERSON*

PN

6 Includes (i) 1,035,000 American Depositary Shares, each representing 1 ordinary share, and (ii) 9,340,213 ordinary shares issuable upon the conversion of up to $40,728,000 in convertible notes held directly by Trustbridge Partners II, L.P. (“TB II”). TB II is a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.
7 Percentage ownership reported based on 150,094,086 ordinary shares represented by the Issuer as outstanding as of December 31, 2009, and does not include up to 1,039,424 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 6.9%.

CUSIP No.	98584B 103	Page	6	of	11
Item 1(a)	Name of Issuer:

Yingli Green Energy Holding Company Limited (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

No. 3055 Middle Fuxing Road, Baoding 071051, People’s Republic of China

Item 2(a)	Name of Person Filing:

TB Partners GP Limited, which is the controlling person of TB Partners GP2, L.P., which is the controlling person of Trustbridge Partners II, L.P., which is the controlling person of Gold Sight International Limited.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Room 1206, One Lujiazui 68, Yincheng Road (c), Pudong, Shanghai, People’s Republic of China

Item 2(c)	Citizenship

Gold Sight International Limited — British Virgin Islands

Trustbridge Partners II, L.P — Cayman Islands

TB Partners GP2, L.P. — Cayman Islands

TB Partners GP Limited — Cayman Islands

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value US$0.01

American Depositary Shares

Item 2(e)	CUSIP Number:

98584B 103

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No.	98584B 103	Page	7	of	11
Item 4.	Ownership

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:

Gold Sight International Limited	0 ordinary shares	0.0%	0 ordinary shares	0	0 ordinary shares	0
Trustbridge Partners II, L.P.	10,375,213 ordinary shares	6.9%	10,375,213 ordinary shares	0	10,375,213 ordinary shares	0
TB Partners GP2, L.P.	10,375,213 ordinary shares	6.9%	10,375,213 ordinary shares	0	10,375,213 ordinary shares	0
TB Partners GP Limited	10,375,213 ordinary shares	6.9%	10,375,213 ordinary shares	0	10,375,213 ordinary shares	0
The percentages of ownership set forth above are based on 150,094,086 ordinary shares represented by the Issuer as outstanding as of December 31, 2009, and does not include up to 1,039,424 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 6.9%.

TB Partners GP Limited is the controlling person of TB Partners GP2, L.P., which is the controlling person of Trustbridge Partners II, L.P., which is the record owner of the ordinary shares. As of December 31, 2009, Gold Sight International Limited no longer held any ordinary shares of Yingli Green Energy Holding Company Limited.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or

CUSIP No.	98584B 103	Page	8	of	11
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	98584B 103	Page	9	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.
Dated: February 1, 2010

GOLD SIGHT INTERNATIONAL LIMITED
By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TRUSTBRIDGE PARTNERS II, L.P.
By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP2, L.P.
By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP LIMITED
By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

CUSIP No.	98584B 103	Page	10	of	11

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement